#21



03050127

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Inovision Solutions Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3459 FISCAL YEAR 10-31-02

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/21/03

82-3459

INOVISION SOLUTIONS INC.

03 APR 21 AM 7:21

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting (the "Meeting") of members of Inovision Solutions Inc. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on April 30, 2003, at the hour of 10:30 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended October 31, 2002, and the report of the auditor thereon;

(b) To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

(i) the establishment of any stock option plan proposed in the accompanying information circular, and

(ii) the amendment of any past, present or future stock options, stock option agreements, or stock options granted pursuant to prior arrangments or the proposed stock option plan;

providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange"); and

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144 or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 31st day of March, 2003.

AR/S
10-31-02

BY ORDER OF THE BOARD OF DIRECTORS

"Daniel McGee"

DANIEL McGEE,
President

INOVISION SOLUTIONS INC.

INFORMATION CIRCULAR
as at and dated March 31, 2003

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Inovision Solutions Inc.** (the "Company") for use at the 2003 annual general meeting (the "Meeting") of members of the Company to be held on April 30, 2003, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company**, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, facsimile no.: (604) 689-8144 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Pacific Corporate Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on February 27, 2003, to the requirements of section 135 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 3,123,368 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. March 31, 2003 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
CDS & Co	1,009,380	32.31%
Danny McGee	646,610	21.3%

*beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the appointment of **Ellis Foster, Chartered Accountants**, as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Daniel McGee Coquitlam, BC President/Director	President of Inovision Solutions Inc.	December 16, 1983	646,610
Judy M. Pullman Port Coquitlam, BC Director, Secretary	Secretary	December 16, 1983	50,000
Edward Muir Vancouver, BC Director	Branch Manager, John Crane Canada	December 15, 1997	32,000

[1] voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company, the directors of the Company are required to elect, from their number, an audit committee. **Daniel McGee, Edward Muir** and **Judy Pullman** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Daniel McGee has been the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia during the preceding year.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Daniel McGee President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 275,000	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000
Vian Andrews	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2 for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended October 31, 2002.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended October 31, 2002.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended October 31, 2002, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Daniel McGee	N/A	N/A	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended October 31, 2003.

Management Contracts

The Company is party to a Management Contract with Daniel McGee dated 1st day of June, 1993 in Vancouver, BC, whereby Mr. McGee is engaged to perform management services at a cost of $2,500 per month.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended October 31, 2002.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Stock Options

The TSX Venture Exchange (the "Exchange") now requires that every company implement a stock option plan to govern the granting and exercise of incentive stock options for directors, employees and consultants. As such, the directors of the Company wish to implement a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceeding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan will contain the following other provisions:

- all options will be non-transferable;
- no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
- no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;
- disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider; and
- options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Plan is subject to receipt of Exchange acceptance to its filing.

Reference should be made to the full text of the Plan which will be made available at the offices of the Company, Suite 205-555 Burrard Street, Vancouver, BC, V7X 1M7 until the business day immediately preceeding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving the Plan.

In addition, Exchange policy requires that a listed company must obtain "disinterested shareholders approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

i) a decrease in the exercise price of stock options previously granted to insiders; and
ii) should the Company become Tier 1 Issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and
iii) the grant to insiders; within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will renegotiate outstanding stock options, or grant stock options from time to time during the next 12 months to insiders that in aggregate will exceed 10% of the Company's issued shares. Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above three items. **Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur.** Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of the price.

Stock Options Granted and Exercised in the Past Year

Since the beginning of the financial year ended October 31, 2002 the Company did not grant to its directors and senior officers incentive stock options, warrants, or other rights to purchase shares.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Daniel McGee"

Daniel McGee
President

APPENDIX "A" TO THE MANAGEMENT INFORMATION CIRCULAR OF INOVISION SOLUTIONS INC. ("THE CORPORATION") DATED MARCH 31, 2003.

STOCK OPTION PLAN RESOLUTION

BE IT RESOVED THAT:

1) A new stock option plan for service providers of the Corporation in the form attached hereto as Schedule "A" together with the previous grants made as either individual grants or thereunder is hereby authorized and approved;

2) All individually granted options be rolled into the plan; and

3) Any officer or director of the Corporation is hereby authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing, with such addition, deletions and changes as such officer or director may deem necessary or advisable such execution be conclusive evidence of this and his or her approval.

INOVISION SOLUTIONS INC.

STOCK OPTION PLAN

TABLE OF CONTENTS

1. PURPOSE

The purpose of this stock option plan (the"Plan") is to authorize the grant to service providers for **Inovision Solutions Inc.** (the "Company") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Company by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

2. ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Company or a committee established by the Board of Directors for that purpose (the Committee"). Subject to approval of the granting of options by the Board of Directors or Committee, as applicable, the Company shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Company which may be issued and sold under the Plan will not exceed 312,000. The total number of shares which may be reserved for issuance to any one individual under the Plan may exceed 5% of the outstanding issue, subject to the total number of shares which may be reserved for issuance to any one individual in any 12 month period not exceeding 5% of the outstanding issue (on a non-diluted basis). The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

4. LIMITS WITH RESPECT TO INSIDERS

a. The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employee stock option plan or option for services, may exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

b. The maximum number of shares which may be issued to an insider under the Plan, together with any other previously established or proposed share compensation arrangement, may exceed 5% of the shares outstanding at the time of the grant, subject to the maximum number of shares which may be issued to any one insider and his or her associates in any 12 month period not exceeding 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5. ELIGIBILITY

Options shall be granted only to service providers for the Company. The term "service providers for the Company" means (a) any full or part time employee ("Employee") or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a)(b), (c) or (d) hereinafter referred to as and "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (British Columbia) from time to time. Subject to the foregoing, the Board of Directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

a) The maximum number of shares which may be reserved for issuance to any Consultant in any 12 month period under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

b) The maximum number of shares which may be reserved for issuance to Investor Relations Employees in any 12 month period under the Plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7. PRICE

The purchase price (the"Price") for the shares of the Company under each option shall be determined by the Board of Directors or Committee, applicable, on a basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade. In the event the shares are listed on the TSX Venture Exchange, the price may be the market price less any discounts from the market price allowed by the TSX Venture Exchange, subject to a minimum price of $0.10.

8. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraph 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Company.

9. CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, in any optionee who is a service provider shall cease to be a service provider for the Company for any reason (whether or not for cause) the optionee may, but only within the period of ninety days, or thirty days if the service provider in an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 10 below.

10. DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option therefore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding to optionee's death. Before expiry of an option under this paragraph 10, the Board of Directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

11. NON-ASSSIGNABILITY AND NON-TREANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during the optionee's lifetime, only by the optionee.

12. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company. The options granted under the Plan may contain such provisions as the Board of Directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.

If there is a reduction in the exercise price of the options of an insider of the Company, the Company will be required to obtain approval from disinterested shareholders.

13. AMENDMENT AND TERMINATION OF THE PLAN

The Board of Directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Company.

15. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Company and the optionee shall give effect to the provisions of the Plan.

16. EXERCISE OF OPTIONS

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Company at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign shares certificates for the optioned shares in the name of such optionee of the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17. VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the Board of Directors or Committee, as applicable, provided that

(a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee;

(b) if the shares are listed on the TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange, and

c) options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

18. NOTICE OF SALE OF ALL SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

a) the Company seeks approval from its shareholders for a transaction which, if completed, would constitute as Acceleration Event; or

b) a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute as Acceleration Event

the Company shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the Board of Directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof,

i) the Board of Directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and

ii) the Board of Directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

i) the acquisition by any "offeror" (as defined in of the Securities Act of British Columbia of beneficial ownership or more than 50% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

ii) any consolidation or merger of the Company in which the Company is not the continuing or surviving Company or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving Company immediately after the merger;

iii) any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Company; or

iv) the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company.

19. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20. GOVERNING LAW

This Plan shall be construed in accordance and be governed by the Laws of the Province of British Columbia and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not bee exercised.

QUARTERLY REPORT	**BC FORM 51-901F**	**Schedule A**

ISSUER DETAILS

For Quarter Ended:	October 31, 2002
Date of Report:	February 13, 2003
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	March 20, 2003
Director's Name:	Edward Muir	Date signed:	March 20, 2003

INOVISION SOLUTIONS INC.

Financial Statements

October 31, 2002 and 2001

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

INOVISION SOLUTIONS INC.

We have audited the balance sheets of **Inovision Solutions Inc.** as at October 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



Vancouver, Canada
February 13, 2003

Chartered Accountants

INOVISION SOLUTIONS INC.

Balance Sheets
October 31, 2002 and 2001

		2002		2001
ASSETS				
Current				
Cash and cash equivalents	$	11,253	$	1,550
Loan receivable (Note 3)		100		100
Refundable deposit		30,000		-
Prepaid expenses		1,945		-
	$	43,298	$	1,650
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	17,796	$	33,264
Due to a director, non-interest bearing and unsecured		2,454		51,579
		20,250		84,843
SHARE CAPITAL AND DEFICIT				
Share capital (Note 4)		2,671,227		2,459,727
Deficit		(2,648,179)		(2,542,920)
		23,048		(83,193)
	$	43,298	$	1,650

Continued operations (Note 1)

Approved by the Directors: "Daniel McGee" Daniel McGee "Edward Muir" Edward Muir

INOVISION SOLUTIONS INC.

Statements of Operations and Deficit
Years Ended October 31, 2002 and 2001

	2002	2001
Expenses		
Amortization	$ -	$ 2,614
Consulting fees (Note 7)	19,000	-
Listing and transfer agent fees	9,308	8,880
Management fees	30,000	30,000
Office and miscellaneous	4,006	1,829
Professional fees	32,820	28,614
Rent	3,600	600
Travel and promotion	6,525	6,000
	105,259	78,537
Operating loss	(105,259)	(78,537)
Write off of investment	-	(3)
Write down of loan receivable (Note 3)	-	(175,499)
Write off of capital assets	-	(7,313)
Loss for the year	(105,259)	(261,352)
Deficit, beginning of year	(2,542,920)	(2,281,568)
Deficit, end of year	$ (2,648,179)	$ (2,542,920)
Loss per share - basic and diluted	$ (0.05)	$ (0.26)
Weighted average number of common shares outstanding - basic and diluted	2,337,409	1,004,293

INOVISION SOLUTIONS INC.

Statements of Cash Flows
Years Ended October 31, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities		
Loss for the year	$ (105,259)	$ (261,352)
Adjustments for items not involving cash:		
- amortization	-	2,614
- consulting fees settled by shares	19,000	-
- write down of loan receivables and investment	-	175,502
- write off of capital assets	-	7,313
	(86,259)	(75,923)
Changes in non-cash working capital items:		
- refundable deposit	(30,000)	-
- prepaid expenses	(1,945)	-
- accounts payable and accrued liabilities	(15,468)	16,443
	(133,672)	(59,480)
Cash flows from (used in) financing activities		
Issuance of shares for cash	192,500	15,000
Advances from (repayment to) a director	(49,125)	44,742
	143,375	59,742
Increase in cash and cash equivalents	9,703	262
Cash and cash equivalents, beginning of year	1,550	1,288
Cash and cash equivalents, end of year	$ 11,253	$ 1,550

1. Continued Operations

The Company was incorporated under the laws of British Columbia, Canada. The Company changed its name to Inovision Solutions Inc. from Inovision Technologies Inc. on May 15, 2001.

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the identification, acquisition and development of viable business opportunities, the ability of the Company to obtain necessary financing and upon future profitable operations.

2. Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(b) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(c) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2. Significant Accounting Policies (continued)

(d) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(e) Stock Options

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

3. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital.doc") for consulting services from and a 50% interest in Digital.doc, the Company advanced $175,599 to Digital.doc for the development of an internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company decided to write down the loan receivable to $100.

4. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, October 31, 2000	7,966,946	$2,444,727
Issued pursuant to exercise of warrants at $0.15 per share	100,000	15,000
Pursuant to a special resolution to consolidate eight old shares issued and outstanding on April 1, 2001 to one new share	(7,058,578)	-
Balance, October 31, 2001	1,008,368	2,459,727
Issued pursuant to a private placement at $0.10 per share	1,925,000	192,500
Issued for settlement of debt at $0.10 per share	190,000	19,000
Balance, October 31, 2002	3,123,368	$2,671,227

4. Share Capital (continued)

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at October 31, 2002:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

5. Related Party Transactions

The Company incurred the following expenses to a director:

	2002	2001
Management fees	$30,000	$30,000
Rent	3,600	600
Travel and promotion	6,000	6,000
	$39,600	$36,600

6. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2002	2001
Statutory income tax rate	(45%)	(45%)
Tax losses not benefited	45%	45%
Effective tax rate	-	-

6. **Income Taxes** (continued)

(b) As at October 31, 2002, the Company has non-capital losses of approximately $625,000, capital losses of approximately $513,000 and undepreciated capital costs of approximately $48,000 carried forward for tax purposes, which are available to reduce taxable income of future years. The non-capital losses expire commencing in 2003 to 2009. The capital losses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is uncertain.

7. **Non-cash Investing and Financing Activities**

In the fiscal year 2002, the Company issued 190,000 shares pursuant to the settlement of certain debt at $0.10 per share.

8. **Financial Instruments**

The carrying value of cash and cash equivalents, loan receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments. The Company is not subject to significant interest, currency and credit risks arising from these instruments.

It is not practical to determine the fair value of amounts due to a director with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

9. **Comparative Figures**

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

QUARTERLY REPORT **BC FORM 51-901F** **Schedules B & C**

ISSUER DETAILS

For Quarter Ended:	October 31, 2002
Date of Report:	February 13, 2003
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	March 20, 2003
Director's Name:	Edward Muir	Date signed:	March 20, 2003

INOVISION SOLUTIONS INC.

SCHEDULE B: Quarterly Report Supplementary Information

Year Ended October 31, 2002

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period: Nil

4. Summary of securities as at October 31, 2002:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: 3,123,368 common shares

   c) Options outstanding: 140,000 at exercise price of $0.36 each, expiring February 19, 2007

   d) Warrants outstanding: Nil

   e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

   Daniel McGee
   Edward Muir
   Judy Pullman

6. Officers as at report date:

   Daniel McGee : President
   Judy Pullman: Secretary

INOVISION SOLUTIONS INC.

SCHEDULE C: Management Discussion and Analysis

Description of Business

Inovision Solutions Inc. ("Inovision") has been an investor in high technology proprietary projects since 1992, none of which to date have given raise to any source of revenue. The Company has not had a successful project brought to market within its computer/video related activities. The Company has been successful in networking with technology experts and, as a result, has recently been able to review several potential activities incorporating various technologies that would be available to Inovision. The Company will remain within the development stage, however, it expects to make direct incursions into the niche areas it has reviewed utilizing these existing technologies.

Discussion of Operations & Financial Conditions

The Company devoted its activities to investigating potential wind farm projects in relation to technology which had been provided during that time. The technology for wind monitoring was also included within discussions with potential business partners in the industry. Mr. Ciahurski was not able to provide services relevant to development within alternate wind energy development at this time and has agreed to return the advanced fee of $30,000 to Inovision Solutions Inc.

Inovision Solutions Inc. has entered into discussions with a private Canadian company which is completing Research and Development for agriculture and energy projects. The Company is completing current audited financial statements, along with a business plan and feasibility outlines in order to move forward with this projects. Subject to review, Inovision expects to complete a memorandum of understanding to participate within that Company's development plans. The projects may lead into design and manufacture of new equipment related to agriculture and also into the alternate energy field.

As of the date of this Report, the Company has approximately $11,000 on hand and liabilities in the amount of $17,000

Throughout the four quarters, the major portion of expenses incurred by the Company involved administration and professional fees. The same is true for the quarter ending January 31, 2003.

Significant Expenditures

Professional fees where $32,820 of which $22,800 were legal fees and $10,020 were audit and accounting fees. In the prior year, professional fees were $28,614. Professional fees will rise and fall depending on extraordinary activities or demands as they may arise based on the level of the Company's activity in pursuit of its business opportunities.

Significant expenditures in the quarter ending January 31, 2003 were strictly related to administration and professional fees and did not vary significantly from expenditures incurred in the same category in the prior year.

Related Party Transactions

Expenses for travel and promotion in the amount of $ 6,000 was paid to Daniel McGee, President of the Company as a reimbursement for travel expenses incurred.

For the year ending October 31, 2002, Mr. McGee received $30,000 for management fees. The arrangement with McGee continues to date with Mr. McGee receiving $2,500 per month for managing the affairs of the Company. The $2,500 per month fee is based on an industry standard applied over many years to reporting issuers.

Liquidity and Solvency and Subsequent Events

In the second period ending April 30, 2002, the Company completed a private placement of 1,925,000 common shares at a price of $0.10 per share. The Private placement closed on February 21, 2002. In this same period the Company announced the grant of incentive stock options on 140,000 common shares at a price of $0.36 per share.

As of the end of October 31, 2002, the Company's working capital is $23,048 and as of January 31, 2003 the working capital has decreased to $7,752.

At no time during the reporting period has the Company had any third party investor relations arrangements.

Financings, Principal Purposes and Milestones

While the Company remains in an acquisition mode, no milestones have been established for future expenditures. Milestones will be established in the future following a subsequent financing should the Company be successful in securing such financing.

Any acquisitions by the Company would be conditional upon the Company successfully raising further funds.